Exhibit 99.1

Press Release

Biophytis receives notice of delisting from Nasdaq and announces it will request a hearing before the Nasdaq Hearings Panel

Paris (France) and Cambridge (Massachusetts, USA), October 26 ,2023 – 11:00pm CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces that it has received a notice of delisting from Nasdaq.

The staff of the Listing Qualifications Department has determined that the Company’s securities have not regained compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Listing Rule 5550(b). The Notice further states that unless the Company timely requests a hearing before a Nasdaq Hearings Panel, the Company’s securities would be subject to delisting.

Accordingly, the Company intends to timely request a hearing before the Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing. Pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant the Company an additional extension not to exceed April 23, 2024. At the hearing, the Company will present its plan for regaining and sustaining compliance with the Equity Requirement for continued listing.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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